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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                          Danielson Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    236274106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      D. E. Shaw Laminar Portfolios, L.L.C.
                           Attn: Compliance Department
                           120 West Forty-Fifth Street
                               Floor 39, Tower 45
                               New York, NY 10036
                                  212-478-0000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven Wilamowsky, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

                                  June 11, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
CUSIP No.   236274106                              Page 1 of 11 Pages
-------------------------------                  -------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        D. E. Shaw Laminar Portfolios, L.L.C.
        FEIN 01-0577802
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO (see Item 3 of this Schedule 13D)
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      -0-
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          13,629,222
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           -0-
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      13,629,222
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,629,222
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                       [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.7%(1)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------

----------
1 Calculated based on a total of 72,772,276 shares of Common Stock, based on information provided to the Reporting Persons by the Issuer.

-------------------------------                  -------------------------------
CUSIP No.   236274106                            Page 2 of 11 Pages
-------------------------------                  -------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        D. E. Shaw & Co., L.P.
        FEIN 13-3695715
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO (see Item 3 of this Schedule 13D)
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      -0-
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          13,629,222
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           -0-
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      13,629,222
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,629,222
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                       [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.7%(1)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IA, PN
--------------------------------------------------------------------------------


----------
1 Calculated based on a total of 72,772,276 shares of Common Stock, based on information provided to the Reporting Persons by the Issuer.

-------------------------------                  -------------------------------
CUSIP No.   236274106                            Page 3 of 11 Pages
-------------------------------                  -------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        D. E. Shaw & Co., L.L.C.
        FEIN 13-3799946
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO (see Item 3 of this Schedule 13D)
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      -0-
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          13,629,222
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           -0-
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      13,629,222
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,629,222
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                       [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.7%(1)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        OO
--------------------------------------------------------------------------------


----------
1 Calculated based on a total of 72,772,276 shares of Common Stock, based on information provided to the Reporting Persons by the Issuer.

-------------------------------                  -------------------------------
CUSIP No.   236274106                            Page 4 of 11 Pages
-------------------------------                  -------------------------------
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        David E. Shaw
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                (b) [ ]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO (see Item 3 of this Schedule 13D)
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER

                      -0-
               -----------------------------------------------------------------
NUMBER OF        8    SHARED VOTING POWER
SHARES
BENEFICIALLY          13,629,222
OWNED BY       -----------------------------------------------------------------
EACH             9    SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH           -0-
               -----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER

                      13,629,222
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        13,629,222
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (SEE INSTRUCTIONS)                                       [ ]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        18.7%(1)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------


----------
1 Calculated based on a total of 72,772,276 shares of Common Stock, based on information provided to the Reporting Persons by the Issuer.

     This Amendment No. 1 amends and supplements the Schedule 13D originally filed on December 12, 2003 and is being filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("Laminar"), D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP and DESCO LLC, collectively, the "Reporting Persons"), relating to the common stock, par value $0.10 per share ("Common Stock"), of Danielson Holding Corporation, a Delaware corporation ("Issuer").

     This Amendment is being filed promptly following the acquisition by Laminar of an aggregate of an additional 10,841,095 shares of Common Stock, consisting of 2,091,095 shares of Common Stock acquired pursuant to a pro rata rights offering to all stockholders by the Issuer completed on June 11, 2004 (the "Rights Offering") and 8,750,000 shares of Common Stock acquired on the same date from the Issuer pursuant to the Note Purchase Agreement.

     The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference. Unless otherwise defined, capitalized terms used in this Amendment No. 1 shall have the meaning ascribed to them in the original Schedule 13D filed by the Reporting Persons on December 12, 2003.

Item 3. Source and Amount of Funds or Other Consideration.

     The information in this Item 3 is hereby amended and supplemented by inserting the following text immediately after the last paragraph of this Item 3:

     On June 11, 2004, the Issuer completed the Rights Offering of 27,438,118 shares of its common stock. Each of Laminar, SZI and Third Avenue acquired additional shares in the Issuer's Common Stock in the Rights Offering. The Issuer has advised that the proceeds of the Rights Offering were used to repay the Bridge Loan and for general working capital purposes. The Issuer repaid the Bridge Loan in full on June 11, 2004. Pursuant to the terms of the Note Purchase Agreement, on June 11, 2004, the Issuer applied $13,387,500 of the outstanding principal and interest on the Laminar Note to the acquisition by Laminar of 8,750,000 shares of the Issuer's Common Stock at $1.53 per share. In addition, on the same date, the Issuer applied $3,199,375.35 of the outstanding principal and interest on the Laminar Note to the acquisition by Laminar of 2,091,095 shares of the Issuer's Common Stock at $1.53 per share pursuant to the Rights Offering. The Company paid Laminar the remaining $4,699,793.03 owed on the Laminar Note in cash on June 11, 2004. The above referenced payments together constitute payment in full of the Laminar Note as of June 11, 2004.

Item 4. Purpose of Transaction.

     The information in this Item 4 is hereby amended and supplemented by inserting the following text immediately after the second paragraph of this Item 4:

     As a result of the Bankruptcy Court approval of the reorganization plan of Covanta, the Issuer's acquisition of Covanta on March 10, 2004, the completion of the Rights Offering on June 11, 2004, and the issuance to Laminar of 8,750,000 shares of Common Stock on June 11, 2004 pursuant to the Note Purchase Agreement, Laminar currently holds an aggregate of 13,629,222 shares of Common Stock.

The information in this Item 4 is hereby further amended and supplemented by inserting the following text at the end of the fifth paragraph of this Item 4:

The Letter Agreement applies to all of the Common Stock issued to Laminar pursuant to the Note Purchase Agreement (a total of 13,401,522 shares of Common Stock).

Item 5. Interest in Securities of the Issuer.

     The information in this Item 5 is hereby amended and supplemented by replacing the text of this Item 5 with the following text:

     (a) To the knowledge of the Reporting Persons, based upon information provided by the Issuer to Laminar, there were approximately 72,772,276 shares of Common Stock outstanding as of June 11, 2004. Based upon the foregoing, the 13,629,222 shares of Common Stock owned by Laminar (the "Subject Shares") represent approximately 18.7% of the issued and outstanding Common Stock of the Issuer.

     (b) Laminar currently has the power to vote or to direct the vote of the Subject Shares owned by Laminar.

     DESCO LP as Laminar's investment adviser and DESCO LLC as Laminar's managing member also may be deemed to have the power to vote or direct the vote of the Subject Shares. As general partner of DESCO LP, DESCO, Inc. has the power to vote or to direct the vote of the Subject Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the power to vote or to direct the vote of the Subject Shares. None of DESCO LP, DESCO LLC, DESCO, Inc. or DESCO II, Inc. owns any shares of the Issuer directly and each such entity disclaims beneficial ownership of the Subject Shares.

     David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw's position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw's position as president and sole shareholder of DESCO II, Inc. which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Subject Shares owned by Laminar, constituting 18.7% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.


     Each of the Reporting Persons, DESCO Inc. and DESCO II, Inc. disclaims beneficial ownership of any securities of the Issuer beneficially owned by SZI or Third Avenue.

     As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the shares owned by Laminar.

     (c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by Laminar.

     Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information in this Item 6 is hereby amended and supplemented by inserting the following text after the first paragraph of this Item 6:

     Laminar and the Issuer have entered into a letter agreement dated as of June 9, 2004 (the "Rights Offering Letter Agreement") which sets forth the procedures applicable to the provisions of the Note Purchase Agreement relating to Laminar's participation in the Rights Offering and is attached hereto as
Exhibit 3 and is incorporated by reference herein.

     Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit 1 Joint Filing Agreement, by and among the Reporting Persons, dated June 21, 2004.

Exhibit 2 Powers of Attorney, granted by David E. Shaw in favor of Eric Wepsic, dated February 24, 2004.

Exhibit 3 Letter Agreement, by and between Danielson Holding Corporation and D. E. Shaw Laminar Portfolios, L.L.C., dated June 9, 2004.

Exhibit 4 Note Purchase Agreement, by and among Danielson Holding Corporation, D. E. Shaw Laminar Portfolios, L.L.C., SZ Investments, L.L.C., and Third Avenue
               Trust on behalf of the Third Avenue Value Fund Series, dated as of December 2, 2003 (Incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by Danielson Holding Corporation on December 5, 2003).

Exhibit 5 Registration Rights Agreement, by and among Danielson Holding Corporation, D. E. Shaw Laminar Portfolios, L.L.C., SZ Investments, L.L.C., and Third Avenue Trust on behalf of the Third Avenue Value Fund Series, dated as of December 2, 2003 (Incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Danielson Holding Corporation on December 5,
               2003).

Exhibit 6 Letter Agreement between Danielson Holding Corporation and D. E. Shaw Laminar Portfolios, L.L.C., dated as of December 2, 2003.*

Exhibit 7 Disclaimer of Affiliation and Control, submitted by D. E. Shaw Laminar Portfolios, L.L.C. to the Insurance Commissioner of the State of California, dated December 2, 2003, as amended by the Amendment and Supplement to Disclaimer of Affiliation and Control, dated December 12, 2003.*

Exhibit 8 Disclaimer of Affiliation and Control, submitted by D. E. Shaw Laminar Portfolios, L.L.C. to the Insurance Commissioner of the State of Montana, dated December 2, 2003, as amended by the Amendment and Supplement to Disclaimer of Affiliation and Control, dated December 12, 2003.*


----------
*     Filed on December 12, 2003 on Schedule 13D

                                   SIGNATURES


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004 granted by David E. Shaw in favor of Eric Wepsic are attached hereto as Exhibit 2 and incorporated herein by reference.

Dated: June 21, 2004

                                D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
                                By:  D. E. SHAW & CO., L.L.C.,
                                     as managing member


                                By:  /s/ Eric Wepsic
                                     --------------------------------
                                     Name:   Eric Wepsic
                                     Title:  Managing Director


                                D. E. SHAW & CO., L.P.


                                By:  /s/ Eric Wepsic
                                     --------------------------------
                                     Name: Eric Wepsic
                                     Title: Managing Director


                                D. E. SHAW & CO., L.L.C.


                                By:  /s/ Eric Wepsic
                                     --------------------------------
                                     Name:   Eric Wepsic
                                     Title:  Managing Director


                                DAVID E. SHAW


                                By:  /s/ Eric Wepsic
                                     --------------------------------
                                     Name:   Eric Wepsic
                                     Title:  Attorney-in-Fact for David E. Shaw